BRIAN J. KELLEY
  Filing Type:               SC 13D
Description: General Statement of Beneficial Ownership Filing Date: June 5,2001
Period End: N/A  Primary Exchange: N/A Ticker:          N/A


                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                    SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Care Concepts, Inc.
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                                   Name of Issuer

                            Common Stock, $.001 par value
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                            Title of Class of Securities

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                                Brian J. Kelley
                                14018 N. 63rd Ave.
                                Glendale, AZ 85306
                                (602) 415-1273
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       Name, Address, Telephone Number of Person Authorized to Receive Notices
                                 and Communications

                                  June 5, 2001
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                Date of Event which Requires Filing of this Statement
  If the filing person has previously filed a statement on Schedule 13G to reportthe acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  CUSIP No.  141637 40 5
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  1.       Names of Reporting Person:  Brian J. Kelley
           I.R.S. Identification Nos. of above persons (entities only):
                 Not Applicable
  2.       Check the Appropriate Box if a member of a Group*
           (a)    [ ]
           (b)    [ ]
  3.       SEC Use Only
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  4.       Source of Funds*  PF, WC, OO
           -----------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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  6.       Citizenship or Place of Organization   U.S. Citizenship
           --------------------------------
  Number of Shares       7.     Sole Voting Power   2,583,148
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  Beneficially owned     8.     Shared Voting Power     7,500
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  by each Reporting      9.     Sole Dispositive Power 2,583,148
  ------------------
  Person With           10.    Shared Dispositive Power 7,500
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  11. Aggregate Amount Beneficially Owned by Each Reporting Person  2,590,648

  12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares
      Not Applicable
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  13. Percent of Class Represented by Amount in Row 11 25.91%
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  14. Type of Reporting Persons*  IN
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                       * SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
             EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  Item 1.  SECURITY AND ISSUER:
       This statement relates to the common stock, $0.001 par value, of Care
	Concepts, Inc. (the "Company").
           The principal executive offices of the Company are located at 26 West Dry Creek Circle, Suite 600 Littleton Colorado 80120
  item 2.  IDENTITY AND BACKGROUND:
           This Schedule 13D is being filed by Brian J. Kelley, an individual:
           (a)      Brian J. Kelley
           (b)      14018 N. 63rd Ave., Glendale, AZ 85306
           (c)      Mr. Kelley is President of a Private Corporation.
           (d) During the last five years, Mr. Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
           (e) During the last five years, Mr. Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such
		    proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state
		    securities laws or finding any violation with respect to
		    such laws
            (6)   Mr. Kelley is a citizen of the U.S.A.
  Item 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
      Brian J. Kelley, personally received 2,500,000 shares of common stock in settlement of all claims for amounts due Mr. Kelley by the company.
                                         2

  Item 4   PURPOSE OF TRANSACTION:
           Mr. Kelley's acquisition of the common shares is for investment purposes, but he reserves the option to increase his holdings and to seek to influence and/or control the Company if circumstances warrant. Mr. Kelley currently has no plans or proposals which relate to or would result in:
           (a) the acquisition or disposition by any person of securities of the Company;
           (b) an extraordinary corporate transaction involving the Company;
           (c) a sale or transfer of a material amount of assets of the
               Company;
           (d) any material change in the present capitalization or dividend policy of the Company.
           (e) any other material change in the Company's business or corporate structure;
           (f) changes in the Company's charter or bylaws or other actions which would impede the acquisition of control of the Company by any other person;
           (g) causing a class of securities of then Company to be delisted from a national securities exchange or to cease to be
                    authorized to be quoted in an inter-dealer   quotation
		    system of a registered national securities association;
           (h) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
           (i)      any action similar to those enumerated above.
  Item 5   INTEREST IN SECURITIES OF THE ISSUER:
       (a) Mr. Kelley beneficially owns 2,590,648 common shares or about
	   25.91% of the outstanding common shares of the Company.
       (b) Mr. Kelley has the sole power to vote or to direct the vote and be
	   sole power to dispose or to direct the disposition of such shares
       (c) On May 30, 2001 Mr. Kelley received 2,500,000 shares of common stock
	   in settlement of all claims for amounts due to him by the Company
       (d) None known
       (e) Not Applicable

  Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
           None
  Item 7   MATERIAL TO BE FILED AS EXHIBIT:
           The following materials are filed as exhibits:
    None.
                                         3

                                     SIGNATURES
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
  Dated: June 5, 2001                 /s/ Brian J. Kelley
                                     ------------------------
                                                       Name:   Brian J. Kelley
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